UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: April 1, 2019

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the new release which appears immediately following this page.

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

1 April 2019
News Release

UBS publishes agenda for the Annual General Meeting of UBS Group AG on 2 May 2019

Jeanette Wong and William C. Dudley are nominated for election to the Board of Directors of

UBS Group AG at the Annual General Meeting. Ann F. Godbehere and Michel Demaré will not stand for re-election after 10 years of Board membership. The UBS Group AG Board of

Directors intends to propose to shareholders an ordinary dividend of CHF 0.70 per share for the financial year 2018, an increase of 8% compared with the previous year.

 Zurich, 01 April 2019 – The UBS Group AG Annual General Meeting (AGM) will take place at the St. Jakobshalle, Basel, on 2 May 2019 and begins at 10:30 a.m. The invitation to the AGM including explanatory information on individual agenda items is available on the UBS website via the following link: www.ubs.com/agm. Representatives of the media may register to attend the UBS Group AG AGM by 22 April 2019.

Agenda for the Annual General Meeting 2019 of UBS Group AG

1.            Approval of the UBS Group AG management report and consolidated and standalone financial statements for the financial year 2018

2.            Advisory vote on the UBS Group AG Compensation Report 2018

3.            Appropriation of total profit and distribution of ordinary dividend out of capital contribution reserve

3.1.        Appropriation of total profit

3.2.        Distribution of ordinary dividend out of capital contribution reserve

4.            Discharge of the members of the Board of Directors and the Group Executive Board for the financial year 2018

5.            Re-election of members of the Board of Directors

5.1.        Axel A. Weber as Chairman of the Board of Directors

5.2.        David Sidwell

5.3.        Jeremy Anderson

5.4.        Reto Francioni

5.5.        Fred Hu

5.6.        Julie G. Richardson

5.7.        Isabelle Romy

5.8.        Robert W. Scully

5.9.        Beatrice Weder di Mauro

5.10.      Dieter Wemmer

UBS Group AG, News Release, 1 April 2019                                                                                                                                              Page 1

Investor Relations

Tel. +41-44-234 41 00

Media Relations

Tel. +41-44-234 85 00

6.            Election of new members to the Board of Directors

6.1.        William C. Dudley

6.2.        Jeanette Wong

7.            Election of the members of the Compensation Committee

7.1.        Julie G. Richardson

7.2.        Dieter Wemmer

7.3.        Reto Francioni

7.4.        Fred Hu

8.            Approval of compensation for the members of the Board of Directors and the Group Executive Board

8.1.        Approval of the maximum aggregate amount of compensation for the members of the Board of Directors from the 2019 AGM to the 2020 AGM

8.2.        Approval of the aggregate amount of variable compensation for the members of the Group Executive Board for the financial year 2018

8.3.        Approval of the maximum aggregate amount of fixed compensation for the members of the Group Executive Board for the financial year 2020

9.            Re-election of the independent proxy, ADB Altorfer Duss & Beilstein AG, Zurich

10.          Re-election of the auditors, Ernst & Young Ltd,Basel

UBS Group AG

Investor contact

Switzerland:    +41-44-234 41 00

Media contact

Switzerland:    +41-44-234 85 00

UK:                 +44-207-567 47 14

Americas:        +1-212-882 58 57

APAC:             +852-297-1 82 00

www.ubs.com/media

UBS Group AG, News Release, 1 April 2019                                                                                                                                              Page 2

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-225551) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; and 333-230312), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi ______________

Name:  Ella Campi

Title:    Executive Director

Date:  April 1, 2019